EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2014

TOKYO, Aug. 6, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first three months of the fiscal year ending March 31, 2014 (1Q13, from April 1, 2013 to June 30, 2013). 1

Highlights of 1Q13 Financial Results

Revenues	JPY26,441 million	($266.5 million, up 6.4% YoY)
Operating Income	JPY1,305 million	($13.2 million, down 5.0% YoY)
Net Income attributable to IIJ	JPY954 million	($9.6 million, up 6.4% YoY)

▪ 1Q13 revenues increased by 6.4% YoY. Revenues for network services, systems integration and ATM operation business each continued to grow YoY.
▪1Q13 operating income decreased by 5.0% YoY. The rate of increase in SG&A expenses was larger than the rate of increase in the monthly recurring type revenues.

Overview of 1st Quarter FY2013 Financial Results and Business Outlook

"The new fiscal year started with the 1st quarter resulted in line with our initial expectation," said Koichi Suzuki, the founder and CEO of IIJ.

"As for the business environment in the 1st quarter, we continue to see the increasing demand for systems integration and are accumulating large-scale projects continuously. Also, the demand for outsourcing enterprises' IT systems, including cloud computing services, continues to be strong. We're receiving orders of large-scale cloud transactions from certain large enterprises who are beginning to adopt cloud computing for their business process. To take advantage of these business environments, we've hired a large number of employees at the beginning of this fiscal year and they should contribute to our continuous growth in the middle term."

"The 1st quarter financial results reflect ordinary seasonal factors. The fixed expenses such as personnel-related expense tend to increase as a new fiscal year begins. On the other hand, we're usually pressured to reduce monthly recurring revenues by our certain clients whose budgets renew at the beginning of fiscal year. Also, 1st quarter systems construction revenue tends to be the smallest every year. As a result, 1Q13 operating income decreased a little compared with 1Q12. Despite all these, we stay pretty optimistic as the impact was within our expectations."

"To accelerate our business development and expand further in this highly competitive market, we secured money for growth by issuing new shares, which amounted to approx. JPY17.3 billion. With this fund, we'll be able to aggressively advance our business development including M&A opportunities. The addition of Mr. Katsu as new President and COO strengthens our management abilities and thus expands our business scale. The stable business growth we've made every year has led us to where we're now and we recognized that it is the appropriate timing to increase our business investments. Through the enhancement of management structure and the equity finance, we aim to take IIJ to the next level of growth and scale," concluded Suzuki.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY99.21 per US$1.00, which was the noon buying rate on June 28, 2013.

1st Quarter FY2013 Financial Results Summary
Operating Results Summary
	1Q12	1Q13	YoY % Change
	JPY millions	JPY millions
Total Revenues	24,841	26,441	6.4
Network Services	16,091	16,785	4.3
Systems Integration (SI)	7,952	8,692	9.3
Equipment Sales	330	319	(3.6)
ATM Operation Business	468	645	37.9
Total Costs	20,022	21,411	6.9
Network Services	12,764	13,242	3.7
Systems Integration (SI)	6,564	7,350	12.0
Equipment Sales	273	284	4.3
ATM Operation Business	421	535	27.1
SG&A Expenses and R&D	3,445	3,725	8.1
Operating Income	1,374	1,305	(5.0)
Income before Income Tax Expense	1,373	1,431	4.2
Net Income attributable to IIJ	897	954	6.4
Segment Results Summary
	1Q12	1Q13
	JPY millions	JPY millions
Total Revenues	24,841	26,441
Network Services and SI Business	24,510	25,939
ATM Operation Business	468	645
Elimination	137	143
Operating Income	1,374	1,305
Network Service and SI Business	1,393	1,255
ATM Operation Business	16	81
Elimination	35	31

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

1st Quarter FY2013 Results of Operation

Revenues

Total revenues were JPY26,441 million, up 6.4% YoY.

Network Services revenue was JPY16,785 million, up 4.3% YoY.

Revenues for Internet connectivity services for corporate use were JPY4,191 million, up 8.4% YoY. The increase was mainly due to the increasing demands for broader bandwidth.

Revenues for Internet connectivity services for home use were JPY1,397 million, down 2.2% YoY. While our LTE mobile data communication service, which was introduced in February 2012, has been accumulating orders continuously, the cancellations of old type connectivity services continued.

WAN services revenues were JPY6,310 million, stayed almost flat compared to 1Q12.

Outsourcing services revenues were JPY4,887 million, up 9.0% YoY. The revenue growth was mainly led by the continuous demands on "IIJ GIO Hosting Package Services" and datacenter-related services.

Network Services Revenues Breakdown
	1Q12	1Q13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,865	4,191	8.4
IP Service [2]	2,439	2,681	9.9
IIJ FiberAccess/F and IIJ DSL/F	802	783	(2.4)
IIJ Mobile Service [3]	564	670	18.8
Others	60	57	(4.4)
Internet Connectivity Service (Home Use)	1,429	1,397	(2.2)
Under IIJ Brand	318	455	43.1
hi-ho	959	773	(19.4)
OEM	152	169	11.2
WAN Services	6,312	6,310	(0.0)
Outsourcing Services	4,485	4,887	9.0
Total Network Services	16,091	16,785	4.3
Number of Contracts for Connectivity Services
	as of June 30, 2012	as of June 30, 2013	YoY Change
Internet Connectivity Services (Corporate Use)	95,342	117,000	21,658
IP Service (-99Mbps)	930	879	(51)
IP Service (100Mbps-999Mbps)	353	409	56
IP Service (1Gbps--)	142	235	93
IIJ Data Center Connectivity Service	318	299	(19)
IIJ FiberAccess/F and IIJ DSL/F	44,847	50,099	5,252
IIJ Mobile Service [4]	47,442	63,779	16,337
Others	1,310	1,300	(10)
Internet Connectivity Services (Home Use)	415,360	509,261	93,901
Under IIJ Brand	55,424	101,896	46,472
hi-ho	153,612	151,318	(2,294)
OEM	206,324	256,047	49,723
Total Contracted Bandwidth	918.8Gbps	1,242.0Gbps	323.2Gbps

SI revenues were JPY8,692 million, up 9.3% YoY.

Systems construction revenue, a one-time revenue, was JPY2,964 million, up 7.4% YoY. The increase was led mainly by the increase in the number and the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY5,728 million, up 10.3% YoY. The increase was mainly due to the continuous demands on "IIJ GIO Component Services" and the operation and maintenance revenue for the large scale SI construction projects completed in the last fiscal year.

The orders received for SI and equipment sales were JPY13,090 million, up 28.9% YoY. In the breakdown, the orders received for systems construction and equipment sales were JPY5,102 million, up 36.2% YoY, and the orders received for systems operation and maintenance were JPY7,988 million, up 24.7% YoY.

The order backlog for SI and equipment sales as of June 30, 2013 amounted to JPY24,159 million, up 29.0% YoY. In the breakdown, the order backlog for systems construction and equipment sales was JPY5,523 million, up 22.9% YoY, and the order backlog for systems operation and maintenance was JPY18,636 million, up 31.0% YoY.

Equipment sales revenues were JPY319 million, down 3.6% YoY.

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity Service (Home Use).

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

ATM Operation Business revenues were JPY645 million, up 37.9% YoY. The increase was in accordance with the increase in the numbers of newly placed ATMs. 652 ATMs were placed as of August 6, 2013.

Cost and expense

Total cost of revenues was JPY21,411 million, up 6.9% YoY.

Cost of Network Services revenues was JPY13,242 million, up 3.7% YoY. Gross margin was JPY3,544 million, up 6.5% YoY. Gross margin ratio was 21.1%, up 0.4 points from 1Q12. The increase was mainly due to the increase in outsourcing-related, personnel-related and circuit-related costs.

Cost of SI revenues was JPY7,350 million, up 12.0% YoY. The increase was mainly due to the increase in outsourcing-related and personnel-related costs. Gross margin was JPY1,343 million, down 3.2% YoY and gross margin ratio was 15.4%.

Cost of Equipment Sales revenues was JPY284 million, up 4.3% YoY. Gross margin was JPY34 million and gross margin ratio was 10.7%.

Cost of ATM Operation Business revenues was JPY535 million, up 27.1% YoY. The increase was in accordance with the number of newly placed ATMs. Gross margin was JPY110 million and gross margin ratio was 17.0%.

SG&A and R&D expenses

SG&A and R&D expenses were JPY3,725 million, up 8.1% YoY.

Sales and marketing expenses were JPY2,115 million, up 9.6% YoY. The increase was mainly due to the increase in personnel-related expenses, rent expenses related to expanded office spaces, sales commission expenses related to Internet connectivity services for home use and advertising expenses.

General and administrative expenses were JPY1,501 million, up 6.3% YoY. The increase was mainly due to the increase in personnel-related expenses and staff-training expenses related to the increase in employees as well as the increase in rent expenses related to the expanded office spaces.

Research and development expenses were JPY109 million, up 5.0% YoY.

Operating income

Operating income was JPY1,305 million, down 5.0% YoY. While gross margin of network services and systems integration revenues for 1st quarter were small due to seasonal factors, fixed expenses such as personnel-related expense increased at the beginning of this fiscal year.

Other income (expenses)

Other income (expenses) was an income of JPY126 million (an expense of JPY1 million for 1Q12), mainly due to foreign currency gains of JPY93 million, compared to foreign currency losses of JPY20 million in 1Q12.

Income before income tax expense

Income before income tax expense was JPY1,431 million, up 4.2% YoY (JPY1,373 million for 1Q12) as a result that the increase in nonoperating income exceeded the decrease in operating income.

Net income

Income tax expense was JPY537 million (JPY515 million for 1Q12).

Equity in net income of equity method investees was JPY65 million (JPY33 million for 1Q12) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY959 million, up 7.6% YoY (JPY891 million for 1Q12).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY5 million mainly related to net income of Trust Networks Inc (Net loss attributable to non-controlling interests of JPY6 million for 1Q12).

Net income attributable to IIJ was JPY954 million, up 6.4 % YoY (JPY897 million for 1Q12).

1st Quarter FY2013 Financial Condition

Balance Sheets

As of June 30, 2013, the balance of total assets was JPY79,776 million, decreased by JPY2,335 million from the balance as of March 31, 2013 (JPY82,111 million as of March 31, 2013).

As for current assets as of June 30, 2013, as compared to the respective balances as of March 31, 2013, cash and cash equivalents decreased by JPY1,982 million mainly due to the payment of income taxes, accounts receivable decreased by JPY2,894 million and prepaid expenses increased by 1,424 million. As for noncurrent assets, as compared to the respective balance as of March 31, 2013, property and equipment increased by JPY458 million, resulting mainly from investments in network and servers, and guarantee deposits for office rent increased by JPY657 million. As for current liabilities, as compared to the respective balance as of March 31, 2013, accounts payable decreased by JPY2,610 million and income taxes payable decreased by JPY1,489 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2013, capital lease obligations-current portion increased by JPY145 million to JPY3,651 million and capital lease obligations-noncurrent increased by JPY49 million to JPY5,420 million.

As of June 30, 2013, the balance of other investments was JPY3,749 million. The breakdown of other investments were JPY2,146 million in nonmarketable equity securities, JPY1,265 million in available-for-sale securities and JPY338 million in other.

As of June 30, 2013, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,077 million, and the breakdown of non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,547 million.

Total IIJ shareholders' equity as of June 30, 2013 was JPY38,458 million, increased by JPY851 million from the respective balance as of March 31, 2013. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of June 30, 2013 was 48.2%.

Cash Flows

Cash and cash equivalents as of June 30, 2013 were JPY10,276 million compared to JPY11,471 million as of June 30, 2012.

Net cash provided by operating activities for 1Q13 was JPY1,528 million compared to net cash provided by operating activities of JPY1,424 million for 1Q12. The increase from 1Q12 was mainly due to the increase in net income and the increase in depreciation and amortization, which are non-cash expenses.

Net cash used in investing activities for 1Q13 was JPY2,340 million compared to net cash used in investing activities of JPY2,131 million for 1Q12, mainly due to payments for purchase of property and equipment of JPY1,719 million (JPY1,658 million for 1Q12) and payments for guarantee deposits of JPY661 million (JPY1 million for 1Q12).

Net cash used in financing activities for 1Q13 was JPY1,387 million compared to net cash used in financing activities of JPY1,332 million for 1Q12, mainly due to principal payments under capital leases of JPY981 million (JPY877 million for 1Q12), payment of FY2012 year-end dividends of JPY405 million (JPY355 million for 1Q12).

Prospects for the Fiscal Year Ending March 31, 2014

Due to seasonal factors, our financial results tend to be weak in first quarter and strong in fourth quarter of every fiscal year. In this 1Q13, we were pressured by our certain large network service clients to reduce the monthly recurring revenues. Systems construction revenue was small as it is in every first quarter. On the expenses side, the fixed expenses such as personnel-related expenses increased as a new fiscal year begins. Thus 1Q13 operating income decreased a little compared to 1Q12, yet this was within our expectations and the business development is proceeding accordingly with our original plan.

Our FY2013 financial targets announced on May 15, 2013 remain unchanged as the orders for systems construction have been accumulated at a good pace and the monthly recurring revenues of network services and systems operation and maintenance should continue to increase and contribute to the full year operating income increase.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q12	1Q13
	JPY millions	JPY millions
Adjusted EBITDA	3,172	3,376
Depreciation and Amortization [5]	1,798	2,071
Operating Income	1,374	1,305
Other Income (Expense)	(1)	126
Income Tax Expense	515	537
Equity in Net Income of Equity Method Investees	33	65
Net Income	891	959
Net Loss (Income) attributable to Noncontrolling Interests	6	(5)
Net Income attributable to IIJ	897	954
CAPEX
	1Q12	1Q13
	JPY millions	JPY millions
CAPEX, including Capital Leases	3,298	2,893
Acquisition of Assets by Entering into Capital Leases	1,640	1,174
Purchase of Property and Equipment	1,658	1,719

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on August 6, 2013.

About Internet Initiative Japan Inc.

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration, security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ's or managements' intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and/or corporate earnings decreased, an inability to achieve anticipated results and cause negative impact on profitability, a possibility that less of reliability for our services and loss of business chances due to interrupt or suspend of our services, an excess increase in network rerated cost and outsourcing cost, personnel cost etc, a possibility to lose business opportunity due to our inadequate resources in personnel and others, an increase in competition and strong pricing pressure, the recording of an impairment loss as a results of an impairment test on the non-amortized intangible assets such as goodwill, a decline in value and trending value of our holding securities. Please refer to IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission ("SEC") for other risks.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2013 and June 30, 2013)

	As of March 31, 2013	As of June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	12,258,872	103,583	10,276,460
Accounts receivable, net of allowance for doubtful accounts of JPY 93,934 thousand and JPY 91,774 thousand at March 31, 2013 and June 30, 2013, respectively	18,764,703	159,976	15,871,192
Inventories	1,301,684	15,201	1,508,097
Prepaid expenses	2,492,164	39,476	3,916,476
Deferred tax assets —current	1,046,828	8,761	869,178
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand and JPY 720 thousand at March 31, 2013 and June 30, 2013, respectively	1,576,718	14,982	1,486,341
Total current assets	37,440,969	341,979	33,927,744
INVESTMENTS IN EQUITY METHOD INVESTEES	1,681,723	17,616	1,747,677
OTHER INVESTMENTS	3,771,262	37,792	3,749,332
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 29,516,394 thousand and JPY 31,127,875 thousand at March 31, 2013 and June 30, 2013, respectively	23,025,755	236,712	23,484,200
GOODWILL	5,969,951	60,175	5,969,951
OTHER INTANGIBLE ASSETS —Net	4,791,431	47,134	4,676,197
GUARANTEE DEPOSITS	2,051,449	27,296	2,708,085
DEFERRED TAX ASSETS —Noncurrent	163,773	1,601	158,790
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	898,040	9,078	900,621
Prepaid expenses —Noncurrent	2,201,108	23,348	2,316,353
OTHER ASSETS, net of allowance for doubtful accounts of JPY 71,727 thousand and JPY 71,327 thousand at March 31, 2013 and June 30, 2013, respectively	115,805	1,383	137,215
TOTAL	82,111,266	804,114	79,776,165

	As of March 31, 2013	As of June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	94,750	9,400,000
Long-term borrowings —current portion	1,010,000	10,180	1,010,000
Capital lease obligations —current portion	3,505,471	36,797	3,650,662
Accounts payable —trade	10,973,120	91,230	9,050,932
Accounts payable —other	949,264	2,636	261,534
Income taxes payable	1,669,849	1,824	180,985
Accrued expenses	2,266,427	22,481	2,230,343
Deferred income —current	1,806,074	19,887	1,972,971
Other current liabilities	803,902	16,327	1,619,806
Total current liabilities	32,384,107	296,112	29,377,233
LONG-TERM BORROWINGS	980,000	9,878	980,000
CAPITAL LEASE OBLIGATIONS —Noncurrent	5,370,365	54,630	5,419,799
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	2,112,085	21,866	2,169,363
DEFERRED TAX LIABILITIES —Noncurrent	412,132	4,937	489,850
DEFERRED INCOME —Noncurrent	2,562,208	21,618	2,144,757
OTHER NONCURRENT LIABILITIES	656,191	7,103	704,680
Total Liabilities	44,477,088	416,144	41,285,682
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2013	16,833,847	169,695	16,835,422
—authorized, 75,520,000 shares; issued and outstanding, 41,297,800 shares at June 30, 2013
Additional paid-in capital	27,300,325	275,265	27,309,106
Accumulated deficit	(6,399,088)	(58,972)	(5,850,646)
Accumulated other comprehensive income	263,770	5,607	556,270
Treasury stock —758,800 shares and 758,813 shares held by the company at March 31, 2013 and June 30, 2013, respectively	(392,079)	(3,952)	(392,122)
Total Internet Initiative Japan Inc. shareholders' equity	37,606,775	387,643	38,458,030
NONCONTROLLING INTERESTS	27,403	327	32,453
Total equity	37,634,178	387,970	38,490,483
TOTAL	82,111,266	804,114	79,776,165

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 99.21 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 28, 2013.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and
Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the three months ended June 30, 2012 and June 30, 2013)

Quarterly Consolidated Statements of Income
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,864,767	42,244	4,191,009
Internet connectivity services (home use)	1,429,150	14,084	1,397,259
WAN services	6,312,421	63,600	6,309,799
Outsourcing services	4,485,194	49,262	4,887,268
Total	16,091,532	169,190	16,785,335
Systems integration:
Systems construction	2,759,896	29,876	2,964,008
Systems operation and maintenance	5,191,690	57,740	5,728,372
Total	7,951,586	87,616	8,692,380
Equipment sales	330,635	3,212	318,693
ATM operation business	467,510	6,498	644,693
Total revenues	24,841,263	266,516	26,441,101
COST AND EXPENSES:
Cost of network services	12,764,006	133,471	13,241,680
Cost of systems integration	6,563,825	74,082	7,349,648
Cost of equipment sales	273,039	2,869	284,688
Cost of ATM operation business	421,087	5,394	535,102
Total cost	20,021,957	215,816	21,411,118
Sales and marketing	1,930,291	21,318	2,115,025
General and administrative	1,411,052	15,123	1,500,342
Research and development	103,940	1,100	109,144
Total cost and expenses	23,467,240	253,357	25,135,629
OPERATING INCOME	1,374,023	13,159	1,305,472
OTHER INCOME (EXPENSE):
Dividend income	22,534	273	27,111
Interest income	8,193	59	5,846
Interest expense	(71,437)	(689)	(68,351)
Foreign exchange gains (losses)	(20,418)	933	92,619
Net gains on sales of other investments	2	564	55,920
Losses on write-down of other investments	(1,963)	--	--
Other —net	62,346	120	11,905
Other income (expense) —net	(743)	1,260	125,050
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,373,280	14,419	1,430,522
INCOME TAX EXPENSE	514,760	5,417	537,419
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	32,887	665	65,954
NET INCOME	891,407	9,667	959,057
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,300	(53)	(5,247)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	896,707	9,614	953,810

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,538,973
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,560,600		40,588,597
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,077,946
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,121,200		81,177,194
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	22.12	0.24	23.53
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	22.11	0.24	23.50
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	11.06	0.12	11.76
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	11.05	0.12	11.75

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 99.21 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 28, 2013.

Quarterly Consolidated Statements of Other Comprehensive Income
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	891,407	9,667	959,057
Comprehensive income （loss）:
Foreign currency translation adjustments	36,959	2,635	261,462
Unrealized holding gain (loss) on securities	(29,432)	310	30,782
Defined benefit pension plans	59	1	59
Total comprehensive income	898,993	12,613	1,251,360
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,300	(51)	(5,050)
Comprehensive income attributable to Internet Initiative Japan Inc.	904,293	12,562	1,246,310

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 99.21 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 28, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2012 and June 30, 2013)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	891,407	9,667	959,057
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,798,295	20,872	2,070,760
Provision for retirement and pension costs, less payments	52,811	578	57,370
Reversal of allowance for doubtful accounts	(59)	(115)	(11,439)
Loss on disposal of property and equipment	1,044	7	645
Net gain on sales of other investments	(2)	(564)	(55,920)
Impairment of other investments	1,963	--	--
Foreign exchange losses (gains), net	33,845	(806)	(79,952)
Equity in net income of equity method investees	(32,887)	(665)	(65,954)
Deferred income tax expense	151,609	2,704	268,241
Others	(21,851)	115	11,405
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	1,419,385	29,458	2,922,484
Decrease (increase) in net investment in sales-type lease —noncurrent	43,050	(26)	(2,581)
Increase in inventories	(80,134)	(2,072)	(205,548)
Increase in prepaid expenses	(1,567,220)	(14,292)	(1,417,900)
Decrease (increase) in other current and noncurrent assets	(295,298)	1,181	117,214
Increase (decrease) in accounts payable	125,608	(19,774)	(1,961,748)
Decrease in income taxes payable	(2,045,009)	(15,007)	(1,488,894)
Increase (decrease) in deferred income-noncurrent	5,010	(4,538)	(450,251)
Increase in accrued expenses and other current and noncurrent liabilities	942,756	8,681	861,255
Net cash provided by operating activities	1,424,323	15,404	1,528,244
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,658,341)	(17,322)	(1,718,513)
Proceeds from sales of property and equipment	164,206	702	69,604
Purchase of available-for-sale securities	(16,103)	(120)	(11,939)
Purchase of other investments	(314,310)	(235)	(23,277)
Investment in an equity method investee	(100,000)	--	--
Proceeds from sales of other investments	20,121	40	4,000
Payments of guarantee deposits	(765)	(6,662)	(660,973)
Refund of guarantee deposits	9,751	50	4,920
Payments for refundable insurance policies	(181)	--	--
Acquisition of a newly controlled company, net of cash acquired	(235,771)	--	--
Other	--	(35)	(3,435)
Net cash used in investing activities	(2,131,393)	(23,582)	(2,339,613)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	--	2,016	200,000
Principal payments under capital leases	(877,214)	(9,890)	(981,161)
Net decrease in short-term borrowings with initial maturities less than three months	(100,000)	(2,016)	(200,000)
Dividends paid	(354,697)	(4,086)	(405,368)
Other	--	(0)	(41)
Net cash used in financing activities	(1,331,911)	(13,976)	(1,386,570)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(27,751)	2,172	215,527

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,066,732)	(19,982)	(1,982,412)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,536,824	123,565	12,258,872
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	11,470,092	103,583	10,276,460

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	71,524	676	67,024
Income taxes paid	2,288,808	15,484	1,536,124

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,639,432	11,842	1,174,882
Facilities purchase liabilities	286,352	2,636	261,534
Asset retirement obligation	--	555	55,066
Acquisition of a company:
Assets acquired	398,468	--	--
Liabilities assumed	98,369	--	--
Noncontrolling interests	300	--	--
Cash paid	(299,700)	--	--
Cash acquired	63,929	--	--
Acquisition of a newly controlled company, net of cash acquired	(235,771)	--	--

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 99.21 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 28, 2013.
Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:

Revenues:
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	24,510,419	25,939,103
Customers	24,373,753	25,796,408
Intersegment	136,666	142,695
ATM operation business	467,510	644,693
Customers	467,510	644,693
Intersegment	－	－
Elimination	136,666	142,695
Consolidated total	24,841,263	26,441,101
Segment profit or loss:
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,393,241	1,255,068
ATM operation business	16,327	81,074
Elimination	35,545	30,670
Consolidated operating income	1,374,023	1,305,472

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
On July 2, 2013 , the meeting of the Board of Directors of IIJ resolved issuance of new shares by way of public offering and issuance by way of third-party allotment in connection with secondary offering of shares by way of over-allotment. IIJ had received the proceeds from the issuance of new shares by way of public and private offering on July 18, 2013 and had received the proceeds from the issuance of new shares by way of third-party allotment on August 5, 2013.

1.Issuance of New Shares by way of Primary Offering (Public Offering)
(1)Class and number of shares issued	4,700,000 new shares of common stock
(2)Issue price	JPY3,346 per share
(3)Amount paid	JPY3,208 per share
(4)Total amount paid	JPY15,077,600,000
(5)Amount of Stated capital increased	JPY7,538,800,000
(6)Payment date	July 18, 2013
(7)Use of proceeds	Payment of purchase of property and equipment, capital lease obligations and borrowings

2. Issuance by way of third-party allotment in connection with secondary offering of shares by way of over-allotment
(1)Class and number of shares issued	700,000 new shares of common stock
(2)Amount Paid	JPY3,208 per share
(3)Total amount paid	JPY2,245,600,000
(4)Amount of Stated capital increased	JPY1,122,800,000
(5)Payment date	August 5, 2013
(6)Use of proceeds	Payment of purchase of property and equipment, capital lease obligations and borrowings

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2013 ("1Q13") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months Ended June 30, 2013
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
	August 6, 2013
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on August 14, 2013
Payment of dividend: --	Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
	(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2013 (April 1, 2013 to June 30, 2013)
(1) Consolidated Results of Operations				(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three Months Ended June 30, 2013	26,441	6.4	1,305	(5.0)	1,431	4.2	954	6.4
Three Months Ended June 30, 2012	24,841	6.3	1,374	50.2	1,373	58.7	897	75.0
(Note1) Total comprehensive income attributable to IIJ	Three Months Ended June 30, 2013: JPY1,246 million (up 37.8% YoY)
	Three Months Ended June 30, 2012: JPY904 million (up 75.5% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income of equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Three Months Ended June 30, 2013	23.53	23.50
Three Months Ended June 30, 2012	22.12	22.11
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the fiscal year ended March 31, 2013.

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2013	79,776	38,490	38,458	48.2
As of March 31, 2013	82,111	37,634	37,607	45.8

2. Dividends
	Dividends per Share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY
Fiscal Year Ended	--	1,750.00	--	10.00	1,760.00
March 31, 2013
Fiscal Year Ending	--
March 31, 2014
Fiscal Year Ending		11.00	--	11.00	22.00
March 31, 2014 (forecast)
(Note1) Changes in the latest forecasts released: None
(Note2) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. 2Q-end dividend for the fiscal year ended March 31, 2013 does not take the stock split into consideration. The dividends for 2Q-end and the total dividend for the fiscal year ended March 31, 2013 would have been JPY8.75 and JPY18.75 respectively if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014 (April 1, 2013 through March 31, 2014)
					(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2013	54,500	6.6	3,400	4.2	3,200	0.8	2,000	(0.3)	46.86
Fiscal Year Ending March 31, 2014	117,000	10.1	9,400	21.2	9,000	16.0	6,000	13.2	135.42
(Note1) Changes in the latest forecasts released: None

* Notes

(1) Changes in significant subsidiaries for the three months ended June 30, 2013

(Changes in significant subsidiaries for the three months ended June 30, 2013 which resulted in changes in scope of consolidation): None

(2) Changes in significant accounting and reporting policies for the quarterly consolidated financial statements

1) Changes due to the revision of accounting standards: None

2) Others: No

(3) Number of shares outstanding (shares of common stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of June 30, 2013: 41,297,800 shares

As of March 31, 2013: 41,295,600 shares

2) The number of treasury stock:

As of June 30, 2013: 758,813 shares

As of March 31, 2013: 758,800 shares

3) The weighted average number of shares outstanding:

For the three months ended June 30, 2013: 40,538,973 shares

For the three months ended June 30, 2012: 40,536,800 shares

(Note1) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. The number of shares outstanding (shares of common stock) in the above have been calculated as if the stock split were conducted on April 1, 2012, the beginning of the fiscal year ended March 31, 2013.

(Note2) IIJ issued 4,700,000 shares of common stock by way of public offering on July 18, 2013. IIJ also issued 700,000 shares of common stock by way of third-party allotment in connection with secondary offering of shares by way of over-allotment on August 5, 2013. Basic Net Income attributable to IIJ per Share in the above "3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014" was recalculated to reflect the increases in the number of shares outstanding.

CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/ir